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kblauch@sidley.com (212) 839 5548	FOUNDED 1866

November 4, 2015

M. Hughes Bates, Esq. Special Counsel Division of Corporation Finance Office of Structured Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Morgan Stanley Capital I Inc.
Amendment No. 1 to Registration Statement on Form SF-3
Filed October 14, 2015
File No. 333-206582

Dear Mr. Bates:

On behalf of Morgan Stanley Capital I Inc. (the “Registrant”), we thank you for your letter of October 22, 2015 concerning the Pre-Effective Amendment No. 1 to the Registration Statement on Form SF-3 filed by the Registrant on October 14, 2015 (the “Amended Registration Statement”).  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.  The Registrant is filing its Pre-Effective Amendment No. 2 to the Registration Statement simultaneously with the submission of this letter.

Form of Prospectus

Cover Page

1.	We note your statement here that “[c]redit enhancement will be provided [solely] by certain classes of subordinate certificates” and your placeholder to identify other credit enhancement, if applicable. However, your disclosure on page 29 states that “[o]ther than the subordination of certain classes of certificates… no other form of credit enhancement will be available.” Please reconcile these statements.

M. Hughes Bates

The Registrant has modified page 29 to the form of prospectus in response to the Staff’s comment.

2.	We note your bracketed disclosure on page 331 regarding a possible interest rate swap. Please include a placeholder on the cover page of the prospectus for a brief description of the interest rate swap and the identity of the swap counterparty. Refer to Item 1102(h) of Regulation AB.

The Registrant has modified the cover page to the form of prospectus in response to the Staff’s comment.

Description of the Mortgage Pool

Delinquency Information, page 147

3.	We note that you have bracketed the entirety of your delinquency information disclosure. Please revise to remove the brackets around the delinquency methodology or tell us why the delinquency methodology is subject to change.

The Registrant has modified page 147 to the form of prospectus by removing the brackets around the delinquency methodology in response to the Staff’s comment.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments.  Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Kevin C. Blauch

Kevin C. Blauch

cc:	Kevin Ng, Morgan Stanley
Tejal Wadhwani, Morgan Stanley
Jane Lam, Morgan Stanley